mR

13012629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 28 2013 Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 NORTH MICHIGAN AVENUE, SUITE 1700
(No. and Street)

CHICAGO (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET (Address) BOSTON (City) MA (State) 02116-5072 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN ROBERT SKINNER, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC., as of DECEMBER 31, 2012, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Martin Skinner
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

London, 25th February 2013

[signature]
Notary Public

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition~~ Cashflows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Henderson Global Investors Equity Planning, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Henderson Global Investors Equity Planning, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 21, 2013

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 1,388,293
Receivable from affiliates – distribution fees	167,918
Receivable from affiliates – income taxes	16,624
Prepaid expenses	1,916
Total assets	$ 1,574,751
Liabilities and stockholder's equity	
Payable to affiliates – income taxes	$ 294,767
Payable to parent company, net	93,335
Accrued professional fees	85,497
Total liabilities	473,599
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	644,840
Retained earnings	456,212
Total stockholder's equity	1,101,152
Total liabilities and stockholder's equity	$ 1,574,751

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Comprehensive Income

Year ended December 31, 2012

Revenue	
Distribution fees from affiliates (note 3)	$ 3,176,063
Interest income	1,062
Total revenue	3,177,125
Expenses	
Affiliated administrative and operational services costs (note 3)	2,223,244
Professional fees	83,219
Regulator fees	67,932
Other	3,582
Total expenses	2,377,977
Foreign currency gain	1,342
Income before income tax expense	800,490
Income tax expense	(283,131)
Net income	$ 517,359

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	(Accumulated Loss)/Retained Earnings	Total
Balance at January 1, 2012	$ 100	$ 144,840	$ (61,147)	$ 83,793
Capital contribution from parent	-	500,000	-	500,000
Net income	-	-	517,359	517,359
Balance at December 31, 2012	$ 100	$ 644,840	$ 456,212	$1,101,152

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities	
Net income	$ 517,359
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in receivable from affiliates – distribution fees	(162,483)
Increase in receivable from affiliates – income taxes	(7,497)
Decrease in prepaid expenses	7,706
Increase in payable to affiliates – income taxes	294,767
Increase in payable to parent company, net	93,335
Increase in accrued professional fees	59,698
Net cash provided by operating activities	802,885
Cash flows provided by financing activities	
Capital contribution from parent	500,000
Net cash provided by financing activities	500,000
Net increase in cash and cash equivalents	1,302,885
Cash and cash equivalents, beginning of year	85,408
Cash and cash equivalents, end of year	$ 1,388,293

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Notes to Financial Statements December 31, 2012

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the "Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. ("HII"). Henderson Group plc, a company incorporated in Jersey, is the ultimate parent company of HGINA and HII. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is registered to do business in Canada as an international advisor. The Company serves as the placement agent for the offer and sale of interests in privately-offered vehicles for which HGINA or other affiliates within the Henderson Group ("the Group") act as investment manager or investment advisor.

In April 2011, Henderson Group plc acquired Gartmore Group Limited ("Gartmore"). As part of this transaction, Henderson Group plc acquired Gartmore Distribution Services, Inc. ("GDSI"), an SEC and FINRA registered broker-dealer. GDSI served as the private placement agent offering and selling interests in the privately offered investment funds originally organized by Gartmore. Effective February 1, 2012 and March 1, 2012, private placement agreements between GDSI and the Gartmore investment funds were assigned to the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash on deposit with financial institutions and highly liquid short-term instruments having original maturity dates of three months or less at the time of purchase.

Revenue Recognition

Placement fees are recognized as earned based on the level of assets under management in the privately-offered vehicles for which HGINA or other affiliates within the Group act as investment manager or investment advisor.

Interest income earned on cash and cash equivalents is recorded on an accrual basis.

Foreign Currencies

The company has entered into agreements with its affiliates, of which one conducts business in the United Kingdom. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the pound sterling in relation to the U.S. dollar. Transactions in foreign currencies are recorded at the appropriate exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency translation are included in the statement of comprehensive income.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The operations of the Company are included with those of HII in the filing of a consolidated Federal income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740 – *Income Taxes* ("ASC 740"). HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

The Company is a party to a tax sharing agreement with HII. Under the agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal income tax liability for such taxable year as shown on a pro forma federal return plus a net amount reasonably determined by HII to cover the Company's Federal income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal returns for such years. The Company's tax liabilities with HII as a result of the tax sharing agreement will be included in the financial statements as a payable to affiliates. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma tax returns. The Company's tax benefits with HII as a result of the tax sharing agreement will be included in the financial statements as a receivable from affiliates.

The Company has adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statements recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of ASC 740 has not had a material impact on the Company's financial position or results of operations. Generally, the Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior three fiscal years 2009 through 2011.

3. Related Party Transactions

Following the assignment of private placement agreements to the Company from GDSI in February and March 2012, the Company receives revenue from private placement services for several affiliates based in the US and one based in the United Kingdom. Effective January 1, 2012, the Company entered into a new Group transfer pricing agreement whereby the Company receives an ongoing monthly fee equal to a percentage of the total fee charged by the affiliated investment manager or advisor on the investment in the privately-offered investment funds. The investment funds offered include hedge funds, property funds, and institutional long-only segregated mandates.

In 2012 the Company also entered into a service and cost sharing agreement with HGINA for the provision of certain agreed upon operational and administrative services.

Prior to January 1, 2012, the Company recognized one-time placement fees received in connection with capital-raising services to certain privately-offered investment funds as revenue when services were performed.

3. Related Party Transactions (continued)

The Company had the following related-party transactions during the year:

Entity	Nature of Transactions	Income (expense) for the year ended December 31, 2012	Receivable from (payable to) affiliate at December 31, 2012
Henderson Global Investors (North America) Inc.	Revenue Sharing	$ 615,725	$ 40,884
Henderson Global Investors GP, LLC	Revenue Sharing	552,091	56,549
Henderson Global Investors GP II, LLC	Revenue Sharing	83,482	9,940
Henderson Global Investors GP IV, LLC	Revenue Sharing	120,867	9,650
Henderson Alternative Investment Advisor, Ltd.	Revenue Sharing	1,803,898	91,779
		$ 3,176,063	$ 208,802
Henderson Global Investors (North America) Inc.	Expense Sharing	$ (2,223,244)	$ (134,219)

All transactions with the above entities are charged or credited through intercompany accounts. The above transactions exclude the Company's tax sharing arrangement disclosed in note 4 below.

The global transfer pricing agreements and service and cost sharing agreements were prepared based upon management's belief to be an arms' length transaction on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the U.S. Internal Revenue Service's transfer pricing regulations.

4. Income Taxes

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the tax sharing agreement, the Company has agreed to pay HII for its income tax expense and HII has agreed to reimburse the Company for income tax benefits. The Company recognized income tax expense of $283,131 relating to the current year income. Amounts payable or receivable relating to the settlement of the income tax expense or benefits are reflected as payable to or receivable from affiliates on the statement of financial condition.

Significant components of income tax expense (benefit) are as follows:

	2012
Current:	
Federal	$ 277,438
State	17,329
Total current	294,767
Deferred:	
Federal	(11,163)
State	(473)
Total deferred	(11,636)
Net expense	$ 283,131

The effective rate at which taxes are provided differs from the statutory rate of 34% due to the provision for state taxes including a change in the state rate at which deferred taxes are valued.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences, such as accrued expenses, in accordance with ASC 740. The Company recognizes the federal and state deferred taxes associated with such temporary differences. At December 31, 2012, the Company had a deferred tax asset of $16,624 relating to accrued service liabilities. There are no deferred tax liabilities at December 31, 2012.

No valuation allowance has been provided as it is more likely than not, based on an evaluation of currently available information and the operation of the tax sharing agreement, that the deferred tax assets will be realized.

4. Income Taxes (continued)

The Company would record interest and penalties related to income taxes as a component of income tax expense. The Company recorded no interest or penalties related to uncertain tax positions at December 31, 2012. Based upon the timing and status of its current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit.

The earliest Federal tax year open for examination is 2009. The earliest open years in the Company's major state tax jurisdictions are 2009 for Massachusetts and 2009 for Connecticut. The Company does not believe that any adjustment from any open tax year will result in a material change in the Company's financial position.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). Pursuant to SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2012, the Company had net capital of $914,694, which was $883,121 in excess of its required net capital of $31,573 and aggregate indebtedness of 52% of its net capital.

6. Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

Supplemental Information

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2012

Computation of net capital	
Total ownership equity (from statement of financial condition)	$ 1,101,152
Total ownership equity qualified for net capital	$ 1,101,152
Deductions and/or adjustments:	
Nonallowable assets:	
Receivables from affiliates	(184,542)
Prepaid expenses	(1,916)
Net capital	$ 914,694
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 31,573
Net capital in excess of requirement	$ 883,121
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 473,599
Ratio of aggregate indebtedness to net capital	.52 to 1

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2012

Note: A material difference exists in the amounts appearing in the schedule and the computation reported by Henderson Global Investors Equity Planning, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2012, as submitted on January 25, 2013. A reconciliation of net capital is shown below along with the explanation for the difference:

	Net capital	Aggregate indebtedness
Per the unaudited FOCUS Report	$ 892,541	$ 495,752
Reconciling items:		
Audit adjustment to record additional related party net income	3,374	-
Audit adjustment to record additional receivable from affiliates – distribution fees (treated as a nonallowable asset)	18,779	-
Increase in aggregate indebtedness	-	(22,153)
Per the preceding schedule	$ 914,694	$ 473,599

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2013

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Henderson Global Investors Equity Planning, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Henderson Global Investors Equity Planning, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Henderson Global Investors Equity Planning, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Henderson Global Investors Equity Planning, Inc.'s management is responsible for Henderson Global Investors Equity Planning, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting agreement without exception.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052105 FINRA DEC
HENDERSON GLOBAL INVESTORS 9*9
737 N MICHIGAN AVE STE 1700
CHICAGO IL 60611-6652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,943

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,284)

7/20/2012
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,659

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,659

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Henderson Global Investors Equity Planning Inc.
(Name of Corporation, Partnership or other organization)

Martin Skene
(Authorized Signature)

Dated the 21 day of FEBRUARY, 2013.

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,177,125
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 3,177,125
2e. General Assessment @ .0025	$ 7,943
	(to page 1, line 2.A.)

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